

Mail Stop 3720

May 26, 2016

David J. West
Chief Executive Officer
Conyers Park Acquisition Corp.
3 Greenwich Office Park, 2nd Floor
Greenwich, CT 06831

> **Re: Conyers Park Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed May 2, 2016**
> **File No. 377-01315**

Dear Mr. West:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please submit all exhibits as soon as possible, particularly the form of amended and restated certificate of incorporation. We must review these documents before the registration statement is declared effective and we may have additional comments.

2.   As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no objections.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

General, page 1

4.   We note that you have included the "Subject to Completion" legend as required by Item 501(b)(10) of Regulation S-K. Please tell us if you intend to use the prospectus prior to the registration statement being declared effective.

5.   Please revise the legend above your table of contents to explicitly state that investors should rely only on the information contained in this prospectus.

6.   We note that you intend to focus your search for a target business in the consumer sector. Please make it clear here and throughout your disclosure that your initial business combination may be in any industry or sector.

7.   We note your disclosure regarding the waiver rights of holders of a majority of the outstanding shares of Class B common stock. Please clarify here and throughout your disclosure what factors Class B common stock holders may consider when determining whether to waive such adjustment to the conversion ratio.

8.   Please revise to include the date of incorporation on page 2 and throughout your disclosure as necessary.

Our company, page 3

9.   We note that Centerview Capital Consumer and Centerview Partners are associated. Please describe the nature of this relationship. We further note the significant, continuing experience and involvement of the company's executive officers with private equity firms and their portfolios. Please provide for each executive officer a list of entities for which a conflict of interest may or does exist vis-à-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities.

Our Acquisition Process, page 5

10.   We note that you may pursue an Affiliated Joint Acquisition opportunity with an entity to which an officer or director has a fiduciary or contractual obligation. We further note on page 24 that you may raise additional proceeds to complete the acquisition by making a specified future issuance to any such fund or vehicle. Please consider adding separate

risk factor disclosure to prominently highlight the risks related to such opportunity including potential conflicts of interest and the potential dilutive impact to then existing shareholders.

11.   We note that your executive officers are not required to commit any specified time to your affairs and will have conflicts of interest in allocating management time among various activities. Please consider adding separate risk factor disclosure to explain how this may impact your ability to operate.

The Offering, page 8

12.   We note your disclosure on pages 119 and F-21 regarding the issuance of fractional shares. Please include information related to fractional shares in this section so that investors can understand the offering better or advise.

13.   On page 9, please expand footnote 2 to indicate that these shares are founder shares. Also, please expand footnote 3 to indicate the number of public shares and the number of founder shares.

Permitted purchases of public shares by our affiliates, page 16

14.   Please disclose here whether you will adopt an insider trading policy and if so, when.

Redemption of public shares and distribution and liquidation, page 22

15.   We note that your sponsor, officers and directors have entered into a letter agreement with you. We further note that your discussion shifts to initial stockholders. Please reconcile.

Subsequent to our completion, page 34

16.   We note your disclosure that stockholders are unlikely to have a remedy for a reduction in value following the business combination. Please consider balancing this discussion to disclose that shareholders are unlikely to have a remedy for reduction in value unless they are able to successfully claim that the reduction was due to the breach by your officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the tender offer materials or proxy statement related to the business combination contained an actionable material misstatement or material omission.

We are not registering the shares, page 38

17.	Please state here and elsewhere that you will use your best efforts to file an effective registration statement no later than 15 days after the closing of your business combination.

Use Of Proceeds, page 57

18.	In your footnote disclosure here and throughout your disclosure, please provide the dollar amount of the offering proceeds so that investors can understand the offering better.

19.	On page 58, please disclose whether the amount in the table includes interest available to you from the trust account.

Exclusive forum for certain lawsuits, page 123

20.	We note that a provision contained in your amended and restated certificate of incorporation may have the effect of discouraging lawsuits against your directors and officers. Please consider adding separate risk factor disclosure so that investors will be aware of this provision.

Underwriting, page 134

21.	We note that Deutsche Bank Securities Inc. is acting as book-running manager of the offering. Please disclose any other known underwriters. Please also explain who you are referring to as "representatives."

22.	Please explain your reference to the insider letters as described herein.

Related Party Transactions, page F-13

23.	We note your disclosure that the sponsor will agree to purchase the private placement warrants. We further note disclosure throughout stating that the sponsor has already committed to purchase the private placement warrants. Please revise this apparent inconsistency throughout your disclosure.

Signatures

24.	Please have the required officers and directors sign the registration statement in the next submission.

	You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Michael Midura, Esq.
        Ellenoff Grossman & Schole LLP